

Mail Stop 4720

June 21, 2016

Stephen N. Cannon
President and Chief Executive Officer
DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road
Central, Hong Kong

> **Re:** **DT Asia Investments Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2016**
> **File No. 001-36664**

Dear Mr. Cannon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephanie Sullivan

Stephanie Sullivan
Senior Assistant Chief Accountant
Office of Financial Services

cc: Stuart Neuhauser
        Jessica Yuan
        Ellenoff Grossman & Schole LLP